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                                                                    EXHIBIT 99.1

                                 [ALTAREX LOGO]

CONTACT:
--------
Rob Salmon
Chief Financial Officer
(780) 989-6708
rsalmon@altarex.com

  ALTAREX CORP. COMES TO A RESOLUTION IN LAWSUIT WITH ICN PHARMACEUTICALS INC.

EDMONTON, ALBERTA, JUNE 17, 2003 - ALTAREX CORP. (TSX: AXO, OTC: ALXFF) ("AltaRex" or the "Company") announced today that the lawsuit filed by ICN Pharmaceuticals Inc. of Costa Mesa California has been resolved to the mutual satisfaction of all parties. "I am delighted to see this matter behind us and now hope to move the Company forward" said Dr. Antoine Noujaim, President and CEO of AltaRex.

AltaRex Corp. is focused on the research, development and commercialization of foreign antibodies that modulate the immune system for the treatment of certain cancers and other diseases where there exists an unmet medical need. Additional information about AltaRex Corp. can be found on its website at www.altarex.com.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward- looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to the Company's need for capital; the risk that the Company can not raise funds on a timely basis on satisfactory terms or at all; the need to obtain and maintain corporate alliances, such as the alliance with United Therapeutics Corporation, and the risk that the Company cannot establish corporate alliances on a timely basis, on satisfactory terms, or at all; changing market conditions; uncertainties regarding the timely and successful completion of clinical trials and patient enrollment rates, uncertainty of pre-clinical, retrospective, early and interim clinical trial results, which may not be indicative of results that will be obtained in ongoing or future clinical trials; whether the Company and/or its collaborators will file for regulatory approval on a timely basis; uncertainties as to when, if at all, the FDA and other similar regulatory agencies will accept or approve regulatory filings for the Company's products; the need to establish and scale-up manufacturing processes, uncertainty as to the timely development and market acceptance of the Company's products; the risk that the claims allowed under any issued patent owned or licensed by the Company will not be sufficiently broad to protect the Company's technology, that any patents issued to the Company will not be sustained if challenged in court proceedings or otherwise or that third parties will be able to develop products or processes that do not infringe valid patents owned or licensed by the Company, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities. The Company does not assume any obligation to update any forward-looking statement.

 THE TORONTO STOCK EXCHANGE HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION
                                CONTAINED HEREIN
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